Exhibit 99.1

DATE: October 23, 2024

To whom it may concern:

Company name:	Pixie Dust Technologies, Inc. (NASDAQ: PXDT)
Representative:	Yoichi Ochiai, Chief Executive Officer
Contact:	Nobufusa Tarumi, Co-Chief Financial Officer
Email:	PXDT_IR@pixiedusttech.com

Notice regarding Plan to Delist American Depositary Receipts from NASDAQ Capital Market and Deregister with U.S. Securities and Exchange Commission.

Pixie Dust Technologies, Inc. (the “Company”) announced that its board of directors resolved, at its meeting held on October 23, 2024, to delist its American Depositary Receipts (“ADRs”) from the NASDAQ Capital Market (“NASDAQ”) and submit an application for deregistration with the U.S. Securities and Exchange Commission (“SEC”). The Company has also announced that it has notified NASDAQ of its intention to delist its ADRs voluntarily. Plans regarding the delisting and deregistration are as follows:

1. Reasons for Applying for Delisting

The Company listed its ADRs on NASDAQ in August 2023 to access the U.S. capital markets and raise capital through its initial public offering, while benefiting from the increased visibility and credibility of being listed on a major U.S. exchange. Since then, the Company has taken steps to uphold active information disclosure to its shareholders and investors, including the fulfillment of disclosure obligations under the Securities Exchange Act, the preparation of financial statements in accordance with accounting principles generally accepted in the United States, and the establishment of internal control systems as required by the Sarbanes-Oxley Act.

The Company has now decided to delist its ADRs due to the substantial cost of maintaining its NASDAQ listing and the ongoing reporting obligations of the United States Securities laws, and considering all other facts and circumstances, the Company has decided to divert its financial and human resources toward its business growth. Consequently, the Company has also decided to apply for voluntary delisting from NASDAQ and deregistration from the SEC reporting requirements.

The Company plans to file Form 25 with the SEC on or about 10 days after Notice to NASDAQ, which will serve as formal notice to the SEC of our intention to delist. The delisting will become effective 10 days after the Form 25 is filed with the SEC.

2. Upon Delisting, the Company’s shares will not be listed on any exchange.

3. Schedule for Delisting and Other Matters (Eastern Standard Time)

October 23, 2024 (planned)	Notice of voluntary delisting to NASDAQ; Notice regarding termination of deposit agreement to depositary bank
November 4, 2024 (planned)	Filing of Form 25 with the SEC for delisting from NASDAQ and deregistration with the SEC
November 15, 2024 (planned)	Delisting from NASDAQ to become effective
November 15, 2024 (planned)**	Filing of Form 15-F with the SEC to terminate the Company’s ongoing disclosure obligations under the Securities Exchange Act. Subject to confirmation of qualification to file.
January 21, 2025 (planned)	Termination of deposit agreement with depositary bank to become effective (termination of the ADR program)
February 12, 2025 (planned)**	Deregistration from SEC to become effective, terminating of the Company’s ongoing disclosure obligations under the Securities Exchange Act

**	subject to 15-F Filing Qualification.

Note that the schedule above (including planned effective dates) may change if the Company receives notification from the SEC that it objects to deregistration or requests an extended review or for other reasons.

4. After the Delisting and Deregistration

The Company’s ongoing disclosure obligations under the Securities Exchange Act, including the obligation to file annual reports (Form 20-F), will terminate on February 12, 2025, which will be 90 days after the filing of the Form 15-F with the SEC planned November 15, 2024.

The Company’s ADR program is also expected to be terminated on January 21, 2025, in conjunction with the applications for NASDAQ delisting and SEC deregistration. ADR holders with questions should contact The Bank of New York Mellon, the Depositary Bank, using the contact info below.

After the termination of ADR program, outstanding common shares on deposit with Depositary Bank may be settled in accordance with the Deposit Agreement.

5. Forward-Looking Statements

Certain statements contained in this press release, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in our most recent annual report for the fiscal year ending April 30, 2024, filed under cover of Form 20-F with U.S. Securities and Exchange Commission, under the headings “Risk Factors”, “Operating and Financial Review and Prospects”, and “Business Overview” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this annual report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include our expectations regarding our revenue, expenses, and other operating results.

6. Contact information for inquiries regarding the Company’s ADRs:

Depositary Bank:	The Bank of New York Mellon (United States)
Depositary Receipts
Phone:	+1 888 269 2377 (USA toll-free number)
+1 201 680 6825 (International number)
(Available from Monday through Friday, from 9 a.m. to 5 p.m., Eastern Standard Time)
Website:	www.adrbny.com
Mail:	shrrelations@cpushareownerservices.com

For Japanese ADR holders applying for share settlement, the Company established a contact center to provide share settlement guidance. See below.

Japanese ADR Holders, for ordinary share withdrawal purposes only please contact:

Company:	Pixie Dust Technologies delisting call center
Phone:	81-3-6636-6314
Website:	https://pixiedusttech.com/en/ir
Mail:	pxdt_ir@pixiedusttech.com

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